CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

December 18, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁
Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. **Documents for Which an English Version is Readily Available**

1. Semi-Annual Investors Meeting FY2009 (Fiscal Year ending March 31, 2009) (an English version is attached as Attachment 1)

B. **Japanese Language Documents for Which an English Version is Not Readily Available**

1. Extraordinary Reports and amendments thereto, and Quarterly Securities Report and the related documents thereto, which were filed with the Director of the Kanto Local Finance Bureau

   a. Extraordinary Report, dated September 22, 2008, with respect to the execution of the debt assumption agreement (a brief description of the said document is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated September 22, 2008, adding the Extraordinary Report set forth in paragraph a. above to the list of documents incorporated by reference in the Shelf Registration Statement dated October 17, 2007 (the "Shelf Registration Statement") with regard to the registration of the bonds to be issued in the aggregate principal amount up to 500,000 million yen

   c. Extraordinary Report, dated October 15, 2008, with respect to the change of specified subsidiary (an extracted English translation is attached as Attachment 2)

   d. Amendment to the Shelf Registration Statement, dated October 15, 2008, adding the Extraordinary Report set forth in paragraph c. above to the list of documents incorporated by reference in the Shelf Registration Statement

   e. Amendment to the Extraordinary Report, dated October 22, 2008, with respect to the determination of the loss amount as of the same date, which will affect the Statement of Income as a result of the execution of the debt assumption agreement entered into as of October 22, 2008 (a brief description of the said document is set forth in Exhibit B)

   f. Amendment to the Shelf Registration Statement, dated October 22, 2008, adding the Amendment to the Extraordinary Report set forth in paragraph e. above to the list of documents incorporated by reference in the Shelf Registration Statement

   g. Quarterly Securities Report (including audited consolidated quarterly financial statements), dated November 12, 2008, for the second quarter of the 22nd fiscal

year ended September 30, 2008 (a brief description of said Report is set forth in Exhibit B)

h. Confirmation Letter, dated November 12, 2008, confirming the adequacy of the Quarterly Securities Report set forth in g. above (a brief description of said document is set forth in Exhibit B)

i. Amendment to the Shelf Registration Statement, dated November 12, 2008, adding the Quarterly Securities Report set forth in g. above to the list of documents incorporated by reference in the Shelf Registration Statement

2. Brief announcement of financial results and the reference materials attached thereto

Brief announcement of consolidated financial statements, dated October 28, 2008, for the second quarter ended September 30, 2008 which contained an outline of the financial results of the said quarter, together with the attached materials (an extracted English translation titled "Summary of Financial Report for the Six Months Ended September 30, 2008 (Unaudited)" is attached as Attachment 3)

3. Report on Bulk Holding

a. Report on Bulk Holding, dated October 15, 2008, filed with the Tokai Local Finance Bureau (an English translation is attached as Attachment 4)

4. Press releases which may be material to an investment decision

a. Press release titled "Early Repayment of Long-term Payables (by Transferring Obligation)" dated September 22, 2008 (an English translation is attached as Attachment 5)

b. Press release titled "Early Repayment of Long-term Payables (Determination of Amount)" dated October 22, 2008 (an English translation is attached as Attachment 6)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Extraordinary Report, dated September 22, 2008, with respect to the execution of the debt assumption agreement

The Company filed the above-referenced Extraordinary Report because the Company resolved, at its Board of Directors' meeting held on the said date, to execute a debt assumption agreement, in order to implement the early repayment of long-term payables in the amount of 74.8 billion yen for the purpose of reducing long-term payables and strengthening the financial status of the Company. As a result, the Company will record a loss on debt assumption of approximately 28.4 billion yen as a nonoperating expense on its consolidated and non-consolidated Statements of Income for the year ending in March 2009.

The information contained in the above-referenced Extraordinary Report which is material to an investment decision is substantially contained in the press release dated September 22, 2008 (Attachment 5).

2. Amendment to the Extraordinary Report, dated October 22, 2008, with respect to the determination of the loss amount as of the same date, which will affect the Statement of Income as a result of the execution of the debt assumption agreement entered into as of October 22, 2008

The Company filed the above-referenced Amendment in order to amend the Extraordinary Report filed on September 22, 2008 set forth in Paragraph 1. above, because the amount to be recorded as a nonoperating expense on its consolidated and non-consolidated Statements of Income for the year ending in March 2009 reported by the said Extraordinary Report was determined. Such amount was amended by the above-referenced Amendment from approximately 28.4 billion yen to 29.0 billion yen.

The information contained in the above-referenced Amendment which is material to an investment decision is substantially contained in the press release dated October 22, 2008 (Attachment 6).

3. Quarterly Securities Report (including audited consolidated quarterly financial statements), dated November 12, 2008, for the second quarter of the 22nd fiscal year ended September 30, 2008

Under the Financial Instruments and Exchange Act of Japan (the "Financial Instruments and Exchange Act"), the Company, which has its common stock listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Stock Exchanges"), is required to file with the Director of the Kanto Local Finance Bureau (the "KLFB"), a Quarterly Securities Report within forty-five (45) days after the end of each quarterly period except for the fourth quarterly period, *i.e.*, June 30, September 30 and December 30. A Quarterly Securities Report filed by the Company is made public at the KLFB, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Financial Instruments and Exchange Act.

The information contained in the above-referenced Quarterly Securities Report for the second quarter of the 22nd fiscal year ended September 30, 2008 includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, development of its stock price and management for the said quarter. The audited quarterly consolidated financial statements for said quarter ended September 30, 2008 are also included therein.

The information contained in the above-referenced Quarterly Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of consolidated financial statements, dated October 28, 2008, for the quarter ended September 30, 2008. The extracted English translation thereof is attached as Attachment 3.

4. Confirmation Letter, dated November 12, 2008, confirming the adequacy of the Quarterly Securities Report

Under the Financial Instruments and Exchange Act, the Company is required to file with the Director of the KLFB, a Confirmation Letter confirming the adequacy of the Quarterly Securities Report, at the same timing as the filing of said Quarterly Securities Report.

Attachment 1



Semi-Annual Investors Meeting

FY2009.3
(Fiscal Year ending March 31,2009)

Central Japan Railway Company

Contents

1. Summary of Financial Results for the 1st half of FY2009.3

Financial Results for the 1st half of FY2009.3

(billions of yen)

	Consolidated			Non-consolidated		
	The 1st half of FY2008.3 (Apr.-Sep.) A	The 1st half of FY2009.3 (Apr.-Sep.) B	Increase / decrease B-A	The 1st half of FY2008.3 (Apr.-Sep.) C	The 1st half of FY2009.3 (Apr.-Sep.) D	Increase / decrease D-C
Operating Revenues	765.6	772.9	7.3	628.3	632.4	4.0
Operating Expenses	509.2	531.5	22.2	378.7	400.3	21.6
Operating Income	256.4	241.4	△ 14.9	249.5	232.0	△ 17.5
Non-operating revenues and expenses (net)	△ 69.7	△ 68.7	0.9	△ 68.7	△ 67.9	0.8
Ordinary Income	186.6	172.6	△ 13.9	180.8	164.1	△ 16.6
Net Income	108.0	102.6	△ 5.3	108.5	99.0	△ 9.4

Summary of Financial Results for the 1st half of FY2009.3

Revenues

◆Railway Business

[Shinkansen]

- Amidst growing concerns of economic slowdown, +0.5% (+2.9 billion yen) for railway operating revenue has been ensured through active introduction of the Series N700 rolling stock, enhancement of trains with direct service between the Tokaido/Sanyo Shinkansen, and promotion of the "EX-IC Service".

[Conventional Lines]

- With the revision of the timetable in March of this year, the number of trains on the Chuo Line and Tokaido Line in the Nagoya area has increased, thereby ensuring +0.6% (+0.3 billion yen) for railway operating revenue.

◆Non-railway businesses

- 2.3 billion yen(※) increase in revenue accompanying the opening of the "Shin-Yokohama Central Building".

(※) Combined revenues of "Shin-Yokohama Station Development Co.,Ltd." and the "Hotel Associa Shin-Yokohama" (simply summed up)

Summary of Financial Results for the 1st half of FY2009.3

Expenses

- Depreciation and Amortization posted +13.1 billion yen compared with the 1st half of FY2008.3 due to concentrated introduction of the Series N700 and the effects from revision of the tax system.
- Maintenance expenses and energy expenses have increased due to increases in work load and the effects of increased crude oil prices.
- Paid interest decreased 6.2 billion yen compared with the 1st half of FY2008.3 due to reductions in total long-term debt and interest decreases.
- 7.1 billion yen for the valuation loss of held shares was allocated as non-operating expenses.

Cash Flow

- Whereas railway operations were maintained at the same levels as the previous year, paid amounts, such as corporate tax, etc., increased, resulting in a 15.4 billion yen decrease in Cash-In from operational activities.
- Increases in capital investment expenditure resulted in a 46.7 billion yen increase in Cash-Out from investment activities.

Total Long-Term Debt

- Consolidated 3.3154 trillion yen (△20.7 billion yen compared with the end of FY2008.3)
- Non-consolidated 3.2458 trillion yen (△14.2 billion yen compared with the end of FY2008.3)

2. (1) Performance Forecast for FY2009.3

Performance Forecast for FY2009.3

◆Corrections to performance forecasts (Major factors of corrections from the initial forecast)

Revenues:

Versus initial forecast; non-consolidated: ±0 yen, consolidated: △4 billion yen

- Railway Operating Revenue: Ensure 99% year-on-year through the entire period (same as initial forecast)
- Non-railway Businesses: △4 billion yen from initial forecast mainly in Merchandise and Other segments based on results during the 1st half.

Expenses

- Increase in Depreciation and Amortization due to the early startup of facilities and the effects of revisions to the tax system, etc.
- Increases in work expenses due to the early startup of systems (software), etc.
- Energy expenses increased due to increases in the unit price of electricity and increases in departures, etc.
- Factor in 8 billion yen for valuation loss of held shares, etc. (non-operating expenses)

Total Long-Term Debt Reduction:

Non-consolidated: 90 billion yen, consolidated: 112 billion yen

- Compared with initial reduction plans, both consolidated and non-consolidated debt have been reduced by 30 billion yen by injecting necessary capital into "Nippon Sharyo, Ltd." TOB, etc.

Capital Investment

As initially planned

Performance Forecast for FY2009.3

(Consolidated and Non-consolidated)

(billions of yen)

	Consolidated			Non-consolidated		
	Initial forecast A	Current forecast B	Increase / decrease B-A	Initial forecast C	Current forecast D	Increase / decrease D-C
Operating Revenues	1,552.0	1,548.0	△ 4.0	1,250.0	1,250.0	0.0
Operating Expenses	1,147.0	1,163.0	16.0	868.0	886.0	18.0
Operating Income	405.0	385.0	△ 20.0	382.0	364.0	△ 18.0
Non-operating revenues and expenses (net)	△ 149.0	△ 157.0	△ 8.0	△ 147.0	△ 155.0	△ 8.0
Ordinary Income	256.0	228.0	△ 28.0	235.0	209.0	△ 26.0
Net Income	149.0	134.0	△ 15.0	141.0	126.0	△ 15.0
Long-Term Debt Reduction Amount	142.0	112.0	△ 30.0	120.0	90.0	△ 30.0

Tokaido Shinkansen Passenger Volume

Trends in Sectioned Transportation Volume of the Tokaido Shinkansen
(compared year-on-year / Tokyo area)



106
104
102
100
98
105
103
104
2nd half
103
102
102
102
104
1st half
101
102
101
101
101
100
100
Oct
Nov
Dec
Jan 2008
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
(Until the 27th)

Passenger volume to fall YoY in the second half of FY2009.3
- Impact of economic recession
- Previous year was leap year

■We continue to enhance our competitiveness after the 2nd half through enhancing transport capacity with the introduction of the Series N700 and flexible implementation of extra train services.

2. (2) Past and Future Measures

Introduction of the New Series N700 Shinkansen Rolling Stock

- 16 trainsets to be introduced each year from FY2007 through FY2011, for a total of 80 trainsets.
- Great increases in departures, with one N700 operating each hour as a result of the March 2008 timetable revision. The N700 will continue to be introduced, in order to have 53 Series N700 trains running by the end of September, and 74 running by the end of February of next year.
- All regular Nozomi services will use the Series N700 by the end of FY2011.

The Number of Series N700 in Operation



(trains / day)
200
175
150
125
100
75
50
25
0
N700
SHINKANSEN series N700
8
12
43
53
(24 trainsets)
74
All regular Nozomi services
Jul 07
Sep 07
Mar 08
Sep 08
Feb 09
(Planned)
End of FY2011
(Planned)

※As of the end of each month. However, numbers for July 2007 and March 2008 are from the timetable revision.

Increase in departures mainly during peak hours of congestion

■The increase in departures has led to a steady increase in transportation volume.

Trends in Average Number of Trains in Operation and Passenger Kilometers



Number of Operating Trains (per day)
400
350
300
250
200
120
110
100
90
80
70
60
50
100
117
317
325
326
345
366
357
362
358
372
359
380
272 Trains/Day
277 Trains/Day
285 Trains/Day
296 Trains/Day
315 Trains/Day
307 Trains/Day
313 Trains/Day
315 Trains/Day
317 Trains/Day
322 Trains/Day
330 Trains/Day
1st Half 2003
2nd Half
1st Half 2004
2nd Half
1st Half 2005
2nd Half
1st Half 2006
2nd Half
1st Half 2007
2nd Half
1st Half 2008
Regular Service
Extra Service
Passenger kilometers (comparison with FY2003): right axis
Maximum Number of Trains in Operation

⇒We will continue to increase departures of "Nozomi" during peak times of congestion by enhancing and improving facilities to further enhance our competitiveness with airlines.

Increasing the Number of Direct Services to the Sanyo Shinkansen

■ Above all things, the transportation volume of direct services to the Sanyo Shinkansen has shown a remarkable increase due to improvements in transport capacity.

Trends in the Number of Trains per Service Plan by Season (year-on-year)



110%
108%
106%
104%
102%
100%
98%
Departures (Nozomi with direct service to the Sanyo Shinkansen)
Departures (total)
* Departures mean the combined total number of regular services and extra services
* Spring: March - June, Summer: July - September,
Fall: October - November, Winter: December - February of the next year
102 102
103 103
104 106
104 108
104 108
103 106
Fall 2007
Winter 2007
Spring 2008
Summer 2008
Fall 2008
Winter 2008

Transportation volume trends	2nd Half FY2007	1st Half FY2008
Direct services to Sanyo Shinkansen **(Total)**	***109*** (103)	***103*** (101)

* Transportation volume: Sanyo (Metropolitan area - Sanyo, specially aggregated numbers), Total (Tokyo sectional transportation volume)
* The number compared with the same half of the previous year

All Shinkansen stop at Shinagawa and Shin-Yokohama stations

■Improving convenience of access to the metropolitan area.



Increase in the number of Nozomi that stop at each station
(Trains/Day)
160
140
120
100
80
60
40
20
0
139
140
141
141
103
107
Before revision
After revision
Tokyo
Shinagawa
Shin-Yokohama

* Number of regular trains operating at time of the timetable revision



Passengers after revision
(4/1 - 9/30)
(%)
112
110
108
106
104
102
100
98
96
94
92
111
105
98
year-on-year number of passengers
Total for all 3 stations
Tokyo
Shinagawa
Shin-Yokohama

Usage Status of "Express Reservation Service" and "50+"

- "EX-IC" was introduced (March 2008) and the number of members and frequency of use continue to steadily increase.
- The number of members and tour participants for JR Central's travel club "50+ (fifty plus)" has steadily increased. We also have continued to enhance sale of products to fill empty seats implemented in coordination with tourism campaigns.

The Number of Express Reservation Members and Daily Average Usage



IC use accounts for approximately 23,000 times
X 10,000 people
X 10,000 times
Number of members (JR West)
Number of members (JR Central)
Frequency of use (weekday daily average)
140
120
100
80
60
40
10
9
8
7
6
5
4
3
2
2.9
4.5
6.0
7.3
8.1
8.7
8
12
17
21
24
48
60
73
85
95
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08

The Number of 50+ Members and Tour Participants



X 10,000 people
Number of members (left axis)
Number of tour participants (right axis) (Fiscal year total)
X 10,000 people
50
45
40
35
30
14
12
10
8
6
4
2
0
10.4
12.2
12.4
33
37
39
41
43
44
46
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08

Measures to Enhance the Competitiveness of the Shinkansen



FY2009.3
FY2010.3
FY2011.3
FY2012.3
FY2013.3
FY2014.3
Airlines
Haneda Airport Expansion
Improving Shinkansen Competitiveness
Amenity
Concentrated Introduction of Series N700
80 trainsets= 16 × 5 years (FY2008.3-FY2012.3)
2009.3
Internet Service in Series N700
All Regular Nozomi Services will use Series N700
Ticketless
2008.3
Introduction of IC Service
Summer 2009
Expanding the IC Service to Corporate members and Sanyo section
Enhancing Trans-portation Capacity
2009.3
Power Facilities Enhanced
We plan to introduce operation of nine "Nozomi" services per hour
FY2014.3
Shin-Osaka Station New Platform Completed
Max. 10 "Nozomi" Services/hour possible

Progress of The Tokaido Shinkansen Bypass Project

- **The results of topographical/geological surveys conducted in accordance with the Nationwide Shinkansen Railway Development Law were presented to the Minister of Land, Infrastructure and Transportation on Oct. 22, 2008.**

Survey Results (Overview)



- There are construction considerations that must be addressed for the entire area surveyed between Tokyo and Osaka, but construction of the line is possible if appropriate building techniques are selected.

- **We will receive instructions regarding surveys of the remaining four items and implement those surveys.**

TOB, Capital and Business Alliance with "Nippon Sharyo"

- **Enhancing the mutually complementary ties between both companies and achieving a more comprehensive integrated technical competence of rolling stock in terms of development, design, manufacture, and maintenance**


JR Central
In charge of Development and Maintenance of rolling stock
Complementary relationship
Nippon Sharyo
In charge of Design and Manufacture of rolling stock

Purchase Results	Number of purchased shares: 70,879,592 *Subscribed shares: 102,404,935 We now hold 50.1% of the company's issued shares when combined with shares already held by JR Central.
	TOB cost: Approx. 26.2 billion yen = 370 yen per share ×number of shares acquired through TOB
Future	Detailed investigation of the effect on JR Central's performance forecast for consolidated subsidiaries will be carried out. ➡ Results will be disclosed immediately after settlement.

Notice concerning Change of Specified Subsidiary

Central Japan Railway Company (the "Company") hereby announces that on October 15, 2008 it filed an extraordinary report regarding the change of specified subsidiary with the Director-General of the Kanto Local Finance Bureau of Japan.

1. Reason for Filing

   The Company conducted a tender offer for the shares of common stock of Nippon Sharyo, Ltd., during the period from August 18, 2008 to October 7, 2008 (the "Tender Offer"), which resulted in Nippon Sharyo, Ltd. becoming a specified subsidiary (the "Specified Subsidiary") of the Company. Accordingly the Company filed an extraordinary report, pursuant to Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Act and Clause 3 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Company Information.

2. Content of Report

(1) Name, address, name of representative, capital and description of business of Specified Subsidiary

1) Name	Nippon Sharyo, Ltd.
2) Address	1-1, Sanbonmatsu-cho, Atsuta-ku, Nagoya, Aichi, Japan
3) Name of Representative	Katsuyuki Ikushima, President and CEO
4) Capital	11,810 million yen
5) Description of Business	Railway rolling stock and other transportation equipment, construction equipment, steel structure, and other businesses

(2) The number of voting rights of the Specified Subsidiary pertaining to the Company's ownership and the ratio of voting rights held by all shareholders and others of the Specified Subsidiary before and after the change

1) Number of voting rights owned

Before change	2,643
After change	73,522

2) Ratio of voting rights held by all shareholders and others

Before change	1.83%
After change	50.86%

(Note 1) The "ratio of voting rights held by all shareholders and others" after the change has been computed based on the 143,215 voting rights of all shareholders as of March 31, 2008 which was described in the Quarterly Securities Report for the first quarter of the 180th term fiscal year filed by the Specified Subsidiary on August 12, 2008. However, because fractional shares were also subject to the Tender Offer, for the calculation of the "ratio of voting rights held by all shareholders and others", the calculation was made using a denominator of 144,552 units which includes the 1,337 units of voting rights pertaining to fractional shares (excluding treasury stock) (1,337,605 shares) as recorded in the same quarterly report.

(Note 2) The "ratio of voting rights held by all shareholders and others" is rounded off to the nearest hundredth.

(3) Reason for and date of the change

1) Reason for change

The Company has acquired stock of Nippon Sharyo, Ltd. through the Tender Offer.

2) Date of change

October 15, 2008

Summary of Financial Report for the Six Months Ended September 30, 2008 (Unaudited)

English translation from the original Japanese-language document

October 28, 2008

Company Name	Central Japan Railway Company
Stock Exchange Listings	Tokyo, Osaka and Nagoya
Code Number	9022
URL	http://www.jr-central.co.jp
Representative	Masayuki Matsumoto, President and Representative Director
Contact Person	Katsumi Miyazawa, Director and General Manager of the Public Relations Department (Tel +81-52-564-2549)
Expected Date of Presentation of Quarterly Financial Statement Reports	November 12, 2008
Expected Date of Payment of Dividends	December 1, 2008

1. Results for the six months ended September 30, 2008

(1) Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2009 2nd Quarter	772,985	-	241,467	-	172,685	-	102,672	-
Fiscal 2008 2nd Quarter	765,661	4.4	256,410	18.9	186,647	32.5	108,060	29.7

	Earnings per share - basic	Earnings per share - diluted
	Yen	Yen
Fiscal 2009 2nd Quarter	52,117.30	-
Fiscal 2008 2nd Quarter	54,854.49	-

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding six-month period of the previous year.

(2) Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2009 2nd Quarter	5,143,012	1,024,087	19.6	511,542.12
Fiscal 2008	5,149,238	930,763	17.8	464,467.22

Reference Net worth : Fiscal 2009 2nd Quarter 1,007,744 million yen. Fiscal 2008 915,021 million yen.

2. Cash dividends

	Cash dividends per share				
Basis	1st Quarter	2nd Quarter	3rd Quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal 2008	-	4,000.00	-	4,500.00	8,500.00
Fiscal 2009	-	4,500.00	-	-	-
Fiscal 2009 (Forecast)	-	-	-	4,500.00	9,000.00

Note Changes in the forecast of cash dividends for Fiscal 2009 : none

3. Consolidated forecast for Fiscal 2009 (Year ending March 31, 2009)

	Operating revenues		Operating income		Ordinary income		Net income		Earnings per share - basic
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal 2009	1,548,000	△0.7	385,000	△11.4	228,000	△17.5	134,000	△16.1	68,019.61

Note 1. Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

2. Changes in the consolidated forecast for Fiscal 2009 : changed

4. Others

(1)Changes in organization of significant consolidated subsidiaries : none

(2)Whether the simplified method is adopted for the accounting procedure or not : adopted (Tax expense is calculated using estimated effective tax rate.)

(3)Changes in accounting method, procedures and method of disclosure in preparation of quarterly consolidated financial statements
①Changes due to accounting pronouncement : changed (Adoption of "Accounting Standard for Quarterly Financial Statements", "Implementation Guidance for Accounting Standards for Quarterly Financial Statements", and early adoption of revised "Regulation for Quaterly Consolidated Financial Reporting", which is effective for fiscal years beginning on April 1, 2009.)
②Others : changed (Early adoption of "Accounting Standard for Lease Transaction" and "Implementation Guidance for Accounting Standards for Lease Transaction", which is effective for fiscal years beginning on April 1, 2009.)

(4)Number of common shares outstanding at the end of each period
①Number of shares issued and outstanding at the end of each period (Including treasury stocks)

Fiscal 2009 2nd Quarter	2,240,000 shares
Fiscal 2008	2,240,000 shares

②Number of treasury stocks at the end of each period

Fiscal 2009 2nd Quarter	269,988 shares
Fiscal 2008	269,954 shares

③Average number of shares outstanding for the period

Fiscal 2009 2nd Quarter	1,970,029 shares
Fiscal 2008 2nd Quarter	1,969,951 shares

Note The above forward-looking statements in this report are based on estimates, assumptions that reflect information available as of the day of release of this report. The accuracy of forecasts above, therefore, is inherently uncertain because it is affected by future economic trends and environment.

QUARTERLY CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen	
	As of September 30, 2008	As of March 31, 2008
ASSETS		
Current assets:		
Cash and time deposit	62,622	32,014
Trade notes receivables	26,135	37,671
Railway fares receivables	21,204	21,445
Inventories	18,872	15,331
Deferred tax assets	23,668	23,486
Other current assets	46,087	39,769
Allowance for doubtful accounts	△ 17	△ 7
Total current assets	198,572	169,711
Fixed assets:		
Property and equipment		
Buildings and structures (Net)	1,873,495	1,926,761
Machinery, rolling stock and vehicles (Net)	270,949	265,743
Land	2,342,921	2,343,356
Construction in progress	119,885	99,842
Other property and equipment (Net)	50,498	53,695
Total property and equipment	4,657,751	4,689,399
Intangible fixed assets	11,596	11,436
Investments and other assets		
Investment securities	87,895	91,001
Deferred tax assets	167,720	167,206
Other investments and other assets	19,636	20,647
Allowance for doubtful accounts	△ 161	△ 166
Total investments and other assets	275,091	278,690
Total fixed assets	4,944,439	4,979,526
Total assets	5,143,012	5,149,238

QUARTERLY CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen	
	As of September 30, 2008	As of March 31, 2008
LIABILITIES		
Current liabilities:		
Trade notes payables	34,513	66,634
Short-term bonds	–	9,998
Short-term borrowings	22,682	21,851
Current portion of long-term debt	132,976	98,990
Current portion of long-term payables	192,747	115,486
Accrued income taxes	69,847	67,475
Accrued bonuses	25,340	24,971
Other current liabilities	172,635	229,902
Total current liabilities	650,743	635,311
Long-term liabilities:		
Bonds	719,856	669,899
Long-term debt	573,869	621,394
Long-term payables	1,696,003	1,830,398
Allowance for large scale renovation of the Shinkansen infrastructure	200,000	183,333
Liabilities for employees' retirement benefits	210,474	209,994
Other long-term liabilities	67,977	68,142
Total long-term liabilities	3,468,181	3,583,162
Total liabilities	4,118,924	4,218,474
EQUITY		
Shareholders' equity:		
Common stock	112,000	112,000
Capital surplus	53,588	53,588
Retained earnings	1,143,573	1,049,775
Treasury stock	△ 309,122	△ 309,106
Total shareholders' equity	1,000,040	906,257
Valuation and translation adjustments:		
Unrealized gain on available-for-sale securities	7,704	8,764
Total valuation and translation adjustments	7,704	8,764
Minority interests	16,343	15,741
Total equity	1,024,087	930,763
Total liabilities and equity	5,143,012	5,149,238

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen For the six months ended September 30, 2008
Operating revenues	772,985
Operating expenses:	
Transportation, other services and cost of sales	450,661
Selling, general and administrative expenses	80,857
Total operating expenses	531,518
Operating income	241,467
Nonoperating revenues:	
Interest income	138
Dividend income	869
Insurance proceeds	182
Other	1,960
Total nonoperating revenues	3,151
Nonoperating expenses:	
Interest expense	15,658
Interest on long-term payables	48,573
Other	7,700
Total nonoperating expenses	71,932
Ordinary income	172,685
Extraordinary gains:	
Contributions for the construction of railway facilities received	1,781
Other	522
Total extraordinary gains	2,303
Extraordinary losses:	
Advanced depreciation for construction grants	1,767
Loss on disposals of property and equipment	1,068
Other	892
Total extraordinary losses	3,728
Income before income taxes and minority interests	171,261
Income taxes	67,977
Minority interests in earnings of consolidated subsidiaries	611
Net income	102,672

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen
	For the six months ended September 30, 2008
Operating activities	
Income before income taxes and minority interests	171,261
Depreciation and amortization	121,797
Increase in allowance for large scale renovation of the Shinkansen infrastructure	16,666
Increase in provision for employees' retirement benefits	480
Interest and dividend income	△ 1,008
Interest expense	64,232
Contributions for the construction of railway facilities received	△ 1,781
Advanced depreciation for construction grants	1,767
Loss on disposals of property and equipment	5,016
Decrease in trade receivables	11,776
Increase in inventories	△ 3,435
Decrease in trade payables	△ 32,121
Other-net	△ 1,946
Sub-total	352,705
Interest and dividend received	1,037
Interest paid	△ 64,882
Income taxes-paid	△ 65,423
Net cash provided by operating activities	223,437
Investing activities	
Purchases of property and equipment	△ 144,378
Receipts of contributions for the construction of railway facilities	6,805
Purchases of intangible fixed assets	△ 1,503
Purchases of investment securities	△ 5,498
Other-net	751
Net cash used in investing activities	△ 143,823
Financing activities	
Increase in short-term borrowings	831
Decrease in short-term bonds	△ 9,998
Proceeds from long-term debt	30,000
Repayments of long-term debt	△ 43,538
Proceeds from issuance of bonds	49,953
Repayments of long-term payables	△ 57,134
Cash dividends paid	△ 8,874
Payment of cash dividends to minority interests	△ 11
Other-net	△ 514
Net cash used in financing activities	△ 39,287
Net increase in cash and cash equivalents	40,325
Cash and cash equivalents, beginning of the period	34,609
Cash and cash equivalents, end of the period	74,935

SEGMENT INFORMATION (Unaudited)

Industrial Segment Information

Fiscal 2009 2nd Quarter (For the six months ended September 30, 2008)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	625,686	95,632	20,905	30,761	772,985	–	772,985
Inter company	6,324	3,925	11,583	32,015	53,848	(53,848)	–
Total	632,010	99,557	32,488	62,777	826,833	(53,848)	772,985
Operating income	230,513	3,187	7,262	249	241,213	253	241,467

(Reference) Statements of the corresponding six-month period of the previous year

1. QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen For the six months ended September 30, 2007
Operating revenues	765,661
Operating expenses:	509,250
Transportation, other services and cost of sales	428,893
Selling, general and administrative expenses	80,356
Operating income	256,410
Nonoperating revenues:	2,817
Interest income	113
Dividend income	796
Equity in earnings of affiliates	105
Insurance proceeds from group term insurance and others	409
Gain on sale of discarded articles	143
Other	1,248
Nonoperating expenses:	72,579
Interest expense	14,881
Interest on long-term payables	55,650
Other	2,048
Ordinary income	186,647
Extraordinary gains:	2,258
Contributions for the construction of railway facilities received	1,936
Gain on sales of property and equipment	86
Other	235
Extraordinary losses:	3,850
Advanced depreciation for construction grants	2,008
Loss on disposals of property and equipment	1,690
Other	152
Income before income taxes and minority interests	185,055
Income taxes-current	77,075
Income taxes-deferred	△ 735
Minority interests in earnings of consolidated subsidiaries	655
Net income	108,060

2. QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen For the six months ended September 30, 2007
Operating activities	
Income before income taxes and minority interests	185,055
Depreciation and amortization	108,657
Increase in allowance for large scale renovation of the Shinkansen infrastructure	16,666
Decrease in provision for employees' retirement benefits	△ 943
Interest and dividend income	△ 909
Interest expense	70,531
Contributions for the construction of railway facilities received	△ 1,936
Loss on disposals of property and equipment	8,071
Decrease in trade receivables	13,129
Increase in inventories	△ 3,280
Decrease in trade payables	△ 26,287
Decrease in payables	△ 24,752
Increase in advances received	9,041
Other-net	5,612
Sub-total	358,656
Interest and dividend received	934
Interest paid	△ 70,889
Income taxes-paid	△ 49,780
Net cash provided by operating activities	238,921
Investing activities	
Purchases of property and equipment	△ 104,767
Receipts of contributions for the construction of railway facilities	7,940
Purchases of intangible fixed assets	△ 1,071
Purchases of investment securities	△ 1,000
Other-net	1,795
Net cash used in investing activities	△ 97,103
Financing activities	
Increase in short-term borrowings	2,472
Decrease in short-term bonds	△ 44,999
Proceeds from long-term debt	35,000
Repayments of long-term debt	△ 15,171
Proceeds from issuance of bonds	39,988
Repayments of long-term payables	△ 57,727
Cash dividends paid	△ 7,888
Payment of cash dividends to minority interests	△ 11
Other-net	△ 145
Net cash used in financing activities	△ 48,483
Net increase in cash and cash equivalents	93,334
Cash and cash equivalents, beginning of the period	36,783
Cash and cash equivalents, end of the period	130,118

3. SEGMENT INFORMATION (Unaudited)

Industrial Segment Information

Fiscal 2008 2nd Quarter (For the six months ended September 30, 2007)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	621,484	95,194	19,537	29,445	765,661	—	765,661
Inter company	6,593	3,932	10,566	31,777	52,869	(52,869)	—
Total	628,077	99,126	30,103	61,223	818,530	(52,869)	765,661
Operating expenses	380,051	95,272	24,633	62,184	562,142	(52,892)	509,250
Operating income (loss)	248,025	3,853	5,469	△ 961	256,388	22	256,410

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for the Second Quarter of Fiscal Year 2008

October 28, 2008
Central Japan Railway Company

1. Summary of Operating Results (Cumulative)

- While the sense of economic slowdown is growing more than ever, as for the railway business, the Company's non-consolidated transportation revenues stayed in line with the year-over-year figures in both Shinkansen and conventional lines resulting from the fact that the Company has been continuously working on the reinforcement of its competitive power and the improvement of services with the emphasis on the Series N700. As for business other than the railway business, the Company achieved an increase in revenues due to the effect of the opening of the "Shin-Yokohama Central Building", etc.
- As for operating expenses, depreciation and amortization increased due to the introduction of the N700 Series, etc., and non-personnel expenses increased as well.
- Resulting from the above, the second quarter of the fiscal year 2008 recorded an increase in revenues and a decrease in income.

(1) Operating revenues (772.9 billion yen; a 7.3 billion yen or 1.0% increase year-over-year)

- The Company's non-consolidated transportation revenues increased 3.2 billion yen (0.5%) year-over-year to 598.0 billon yen.
  - As for the Tokaido Shinkansen, the Company continued to actively introduce the Series N700 rolling stock, and worked to provide a highly convenient transportation service by the operation of the Series N700 *"Nozomi"* with a train per hour, which was commenced in March this year, the reinforcement of the services connecting the Tokaido and Sanyo Shinkansen directly and the timetable revision, including the stopping of all Shinkansen trains at the Shinagawa and Shin-Yokohama stations. Additionally, the Company worked on the penetration of the "EX-IC (Express IC) Service", a ticket-less service, and sought to stimulate travel demand by running Nara and Kyoto campaigns, etc. As a result, transportation revenues increased 2.9 billion yen (0.5%) to 544.0 billion yen.
  - As for the conventional lines, the Company increased the frequency of the Chuo and Tokaido lines in the Nagoya area or otherwise by the timetable revision in March this year, resulting in an increase in transportation revenues of 0.3 billion yen (0.6%) year-over-year to 53.9 billion yen.
- As for business other than the railway business, the Company worked towards the smooth operation of each business with respect to the "Shin-Yokohama Central Building" opened in March this year; and carried on the renovation of commercial facilities at "Towers Plaza" in the JR Central Towers and at main stations, resulting in a 3.1 billion yen year-over-year increase in operating revenues of the group companies, to 149.5 billion yen.

(2) Operating expenses (531.5 billion yen; a 22.2 billion yen or 4.4% increase year-over-year)

- Depreciation and amortization increased 13.1 billion yen, due to the introduction of the Series N700, etc. Additionally, non-personnel expenses such as repair expenses and fuel expenses increased due to an increase in business volume and the influence of a surge in the price of crude oil.

(3) Operating income (241.4 billion yen; a 14.9 billion yen or 5.8% decrease year-over-year)

(4) Nonoperating revenues (expenses) (-68.7 billion yen; a 0.9 billion yen improvement year-over-year)

- While interest expenses decreased 6.2 billion yen due to reduction of long-term payables and a decline in the average interest rate thereof, 7.1 billion yen of valuation losses of stock holdings was recorded due to a decline in share prices.

(5) Ordinary income (172.6 billion yen; a 13.9 billion yen or 7.5% decrease year-over-year)

(6) Extraordinary losses (-1.4 billion yen; a 0.1 billion yen increase year-over-year)

(7) Net income for the quarter (102.6 billion yen; a 5.3 billion yen or 5.0% decrease year-over-year)

2. Summary of Financial Position

- Balance of long-term payables decreased 20.7 billion yen to 3,315.4 billion yen over the previous fiscal year.

3. Forecasted Results of Operations for Fiscal Year 2008

- As for the forecasted results for the full fiscal year, the Company conducted a revision based on the actual results of the first half of the fiscal year 2008 and accordingly revised operating revenues to 1,548.0 billion yen (a 0.7% decrease year-over-year), operating income to 385.0 billion yen (an 11.4% decrease year-over-year), ordinary income to 228.0 billion yen (a 17.5% decrease year-over-year) and net income to 134.0 billion yen (a 16.1% decrease year-over-year). Additionally, the Company revised estimated reduction of long-term payables to 112.0 billion yen and expects the balance of long-term payables at the end of the fiscal year 2008 to stand at 3,224.1 billion yen.
- Furthermore, in addition to entering into a capital and business alliance agreement with Nippon Sharyo, Ltd. in August this year, the Company conducted a Takeover Bid in respect of the common stock of the said company, coming to hold a majority of the total number of issued shares as of October 15, 2008. As a result, the said company will become a consolidated subsidiary of the Company from the third quarter; however, the impact on the consolidated figures of the Company is now being examined, and such impact is not included in the forecasted results for the fiscal year 2008.

4. Interim Dividends and Forecasted Year-End Dividends for Fiscal Year 2008 (the Company)

- Interim dividends: 4,500 yen per share (500 yen increase year-over-year,

as forecasted at the beginning of the year)

- Forecasted year-end dividends: 4,500 yen per share

Comparison of Passenger-kilometers and Transportation Revenues (Second Quarter)

(Unit: Millions of passenger-kilometers, Billions of yen)

			FY 2007 (Cumulative)	FY 2008 (Cumulative)	Increase/ (Decrease)	Year-Over-Year (%)	(Reference) From July to September, 2008	
								Increase/ (Decrease)
Passenger-kilometers	Shinkansen	Commuter	667	697	30	104.5	344	15
		Others	22,582	22,867	285	101.3	11,618	179
		Subtotal	23,249	23,564	314	101.4	11,962	194
	Conventional Lines	Commuter	2,779	2,822	43	101.5	1,376	31
		Others	1,951	1,966	15	100.7	1,019	11
		Subtotal	4,730	4,788	57	101.2	2,395	42
	Subtotal	Commuter	3,446	3,519	73	102.1	1,720	46
		Others	24,533	24,832	299	101.2	12,637	190
		Subtotal	27,980	28,351	372	101.3	14,357	236
Transportation Revenues	Shinkansen	Commuter	7.9	8.2	0.3	104.5	4.1	0.1
		Others	533.1	535.7	2.5	100.5	272.6	2.2
		Subtotal	541.1	544.0	2.9	100.5	276.7	2.4
	Conventional Lines	Commuter	17.1	17.4	0.2	101.6	8.6	0.1
		Others	36.4	36.5	0.0	100.1	18.9	0.1
		Subtotal	53.6	53.9	0.3	100.6	27.5	0.2
	Subtotal	Commuter	25.0	25.7	0.6	102.5	12.7	0.3
		Others	569.6	572.2	2.6	100.5	291.6	2.3
		Subtotal	594.7	597.9	3.2	100.5	304.3	2.6
	Total (including parcel fare)		594.7	598.0	3.2	100.5	304.3	2.6

(Notes) 1. The above table contains non-consolidated passenger-kilometers and transportation revenues of the Company.

2. Any fraction less than one unit in passenger-kilometers is rounded to the nearest unit.

3. Any fraction less than one unit in transportation revenues is disregarded.

Comparative Statement of Income and Retained Earnings for Second Quarter (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (Cumulative)	FY 2008 (Cumulative)	Increase/ (Decrease)	Year-Over-Year (%)	(Reference) From July to September, 2008	Increase/ (Decrease)
Operating Revenues	**765.6**	**772.9**	**7.3**	**101.0**	**393.1**	**4.9**
Transportation	621.4	625.6	4.2	100.7	318.6	2.9
Distribution	95.1	95.6	0.4	100.5	47.9	0.5
Real Estate	19.5	20.9	1.3	107.0	10.6	0.6
Other Services	29.4	30.7	1.3	104.5	15.9	0.6
Operating Expenses	**509.2**	**531.5**	**22.2**	**104.4**	**276.6**	**14.6**
Operating Income	**256.4**	**241.4**	**(14.9)**	**94.2**	**116.5**	**(9.7)**
Nonoperating Income (Loss)	**(69.7)**	**(68.7)**	**0.9**	**98.6**	**(38.2)**	**(2.4)**
Nonoperating Revenues	2.8	3.1	0.3	111.9	1.3	0.0
Nonoperating Expenses	72.5	71.9	(0.6)	99.1	39.6	2.5
Ordinary Income	**186.6**	**172.6**	**(13.9)**	**92.5**	**78.3**	**(12.1)**
Extraordinary Gains (Losses)	**(1.5)**	**(1.4)**	**0.1**	**89.4**	**(0.1)**	**1.0**
Extraordinary Gains	2.2	2.3	0.0	102.0	2.1	1.7
Extraordinary Losses	3.8	3.7	(0.1)	96.8	2.3	0.7
Income before Income Taxes and Minority Interests	**185.0**	**171.2**	**(13.7)**	**92.5**	**78.1**	**(11.1)**
Income Taxes	76.3	67.9	(8.3)	89.0	30.7	(6.5)
Minority Interests	0.6	0.6	(0.0)	93.3	0.2	(0.0)
Net Income	**108.0**	**102.6**	**(5.3)**	**95.0**	**47.1**	**(4.5)**

(Notes)
1. Any fraction less than one unit is disregarded.
2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	FY 2007 (Cumulative)	FY 2008 (Cumulative)	Increase/ (Decrease)	Year-Over-Year (%)	(Reference) From July to September, 2008	Increase/ (Decrease)
Operating Revenues	Transportation	628.0	632.0	3.9	100.6	321.8	3.0
	Distribution	99.1	99.5	0.4	100.4	49.7	0.5
	Real Estate	30.1	32.4	2.3	107.9	16.6	1.0
	Other Services	61.2	62.7	1.5	102.5	34.9	0.0
	Elimination or Corporate	(52.8)	(53.8)	(0.9)	101.9	(30.0)	0.1
	Total	765.6	772.9	7.3	101.0	393.1	4.9
Operating Income	Transportation	248.0	230.5	(17.5)	92.9	110.4	(12.0)
	Distribution	3.8	3.1	(0.6)	82.7	1.5	(0.2)
	Real Estate	5.4	7.2	1.7	132.8	3.6	1.4
	Other Services	(0.9)	0.2	1.2	-	0.5	1.0
	Elimination or Corporate	0.0	0.2	0.2	999.9	0.2	0.1
	Total	256.4	241.4	(14.9)	94.2	116.5	(9.7)

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

Comparative Balance Sheet for Second Quarter (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2007	At the End of 2Q 2008	Increase/ (Decrease)
Current Assets	**169.7**	**198.5**	**28.8**
Fixed Assets	**4,979.5**	**4,944.4**	**(35.0)**
Property and Equipment	4,689.3	4,657.7	(31.6)
Intangible Fixed Assets	11.4	11.5	0.1
Investments and Other Assets	278.6	275.0	(3.5)
Total Assets	**5,149.2**	**5,143.0**	**(6.2)**
Current Liabilities	635.3	650.7	15.4
Long-term Liabilities	3,583.1	3,468.1	(114.9)
Total Liabilities	**4,218.4**	**4,118.9**	**(99.5)**
[Long-term Payables]	3,336.1	3,315.4	(20.7)
Total Equity	**930.7**	**1,024.0**	**93.3**
Total Liabilities and Equity	**5,149.2**	**5,143.0**	**(6.2)**

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Cash Flows for Second Quarter (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (Cumulative)	FY 2008 (Cumulative)	Increase/ (Decrease)
Net Cash Provided by Operating Activities	**238.9**	**223.4**	**(15.4)**
Income Before Income Taxes and Minority Interest	185.0	171.2	(13.7)
Depreciation and Amortization	108.6	121.7	13.1
Other	(54.7)	(69.6)	(14.8)
Net Cash Used in Investing Activities	**(97.1)**	**(143.8)**	**(46.7)**
Purchase of property, equipment and intangible fixed assets	(105.8)	(145.8)	(40.0)
Other	8.7	2.0	(6.6)
[Free Cash Flows (Operations plus Investments)]	[141.8]	[79.6]	[(62.2)]
Net Cash Used in Financing Activities	(48.4)	(39.2)	9.1
Increase (decrease) in Short-term Bonds	(44.9)	(9.9)	35.0
Proceeds from Bonds Issuance	74.9	79.9	4.9
Repayments of Long-term Payables	(72.8)	(100.6)	(27.7)
Other	(5.5)	(8.5)	(2.9)
Net Increase (Decrease) in Cash and Cash Equivalents	**93.3**	**40.3**	**(53.0)**
Cash and Cash Equivalents, Beginning of the Period	**36.7**	**34.6**	**(2.1)**
Cash and Cash Equivalent, End of the Period	**130.1**	**74.9**	**(55.1)**

(Note) Any fraction less than one unit is disregarded.

Forecasts for Fiscal Year 2008 (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (Actual Results)	FY 2008 (Forecast)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	**1,559.4**	**1,548.0**	**(11.4)**	**99.3**
[Company's Transportation]	1,192.3	1,180.3	(12.0)	99.0
Operating Expenses	**1,125.0**	**1,163.0**	**37.9**	**103.4**
Operating Income	**434.4**	**385.0**	**(49.4)**	**88.6**
Ordinary Income	**276.2**	**228.0**	**(48.2)**	**82.5**
Net Income	**159.7**	**134.0**	**(25.7)**	**83.9**

(Notes) Any fraction less than one unit is disregarded.

Forecasts According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	FY 2007 (Actual Results)	FY 2008 (Forecast)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	1,260.2	1,249.2	(11.0)	99.1
	Distribution	202.7	203.6	0.8	100.4
	Real Estate	66.0	71.1	5.0	107.6
	Other Services	175.8	168.2	(7.6)	95.7
	Elimination or Corporate	(145.4)	(144.1)	1.3	99.1
	Total	1,559.4	1,548.0	(11.4)	99.3
Operating Income	Transportation	410.7	361.3	(49.4)	88.0
	Distribution	8.0	6.4	(1.6)	79.6
	Real Estate	11.5	13.4	1.8	115.8
	Other Services	3.8	2.7	(1.1)	70.1
	Elimination or Corporate	0.2	1.2	0.9	444.4
	Total	434.4	385.0	(49.4)	88.6

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Estimated Reduction of Long-term Payables (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2007 (Actual Results)	At the End of 2Q 2008 (Actual Results)	At the End of FY 2008 (Estimated)	Estimated Reduction for Full Fiscal Year
Balance of Long-term Payables (Consolidated)	3,336.1	3,315.4	3,224.1	(112.0)
Balance of Long-term Payables (Non-consolidated)	3,260.1	3,245.8	3,170.1	(90.0)

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Income and Retained Earnings for Second Quarter (Non-Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (cumulative)	FY 2008 (cumulative)	Increase/ (Decrease)	Year-Over-Year (%)	(Reference) From July to September, 2008	Increase/ (Decrease)
Operating Revenues	**628.3**	**632.4**	**4.0**	**100.7**	**321.9**	**3.0**
Transportation	594.7	598.0	3.2	100.5	304.3	2.6
Other Services	33.5	34.4	0.8	102.5	17.5	0.3
Operating Expenses	**378.7**	**400.3**	**21.6**	**105.7**	**210.8**	**15.2**
Personnel Expenses	87.9	87.6	(0.2)	99.7	41.3	(0.6)
Non-Personnel Expenses	173.3	183.4	10.0	105.8	103.4	9.5
Taxes Other Than Income Taxes	16.1	15.8	(0.2)	98.5	7.8	(0.3)
Depreciation and Amortization	101.3	113.4	12.0	111.9	58.2	6.6
Operating Income	**249.5**	**232.0**	**(17.5)**	**93.0**	**111.1**	**(12.1)**
Nonoperating Income (Loss)	**(68.7)**	**(67.9)**	**0.8**	**98.8**	**(37.8)**	**(2.4)**
Nonoperating Revenues	2.9	3.2	0.2	110.1	1.3	0.0
Nonoperating Expenses	71.7	71.1	(0.5)	99.2	39.2	2.5
Ordinary Income	**180.8**	**164.1**	**(16.6)**	**90.8**	**73.3**	**(14.6)**
Extraordinary Gains (Losses)	**0.8**	**(0.3)**	**(1.2)**	**-**	**0.0**	**0.0**
Extraordinary Gains	2.8	1.9	(0.9)	68.0	1.7	1.5
Extraordinary Losses	2.0	2.3	0.2	114.8	1.6	1.4
Income before Income Taxes	**181.6**	**163.7**	**(17.8)**	**90.1**	**73.4**	**(14.5)**
Income Taxes	73.1	64.6	(8.4)	88.5	28.9	(6.8)
Net Income	**108.5**	**99.0**	**(9.4)**	**91.3**	**44.4**	**(7.7)**

(Note) Any fraction less than one unit is disregarded.

Forecasts for Fiscal Year 2008 (Non-Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (Actual Results)	FY 2008 (Forecast)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	**1,261.2**	**1,250.0**	**(11.2)**	**99.1**
[Transportation]	1,192.3	1,180.3	(12.0)	99.0
Operating Expenses	**848.4**	**886.0**	**37.5**	**104.4**
Operating Income	**412.8**	**364.0**	**(48.8)**	**88.2**
Ordinary Income	**256.3**	**209.0**	**(47.3)**	**81.5**
Net Income	**153.9**	**126.0**	**(27.9)**	**81.8**

(Notes) Any fraction less than one unit is disregarded.

[Translation]

【Cover】

【Documentation】	Report on Bulk Holding
【Applicable provision】	Article 27-23, Paragraph 1 of the Financial Instruments and Exchange Act
【Acceptor】	Director-General of the Tokai Local Finance Bureau
【Personal name or corporate name】	Masayuki Matsumoto, President and Representative Director, Central Japan Railway Company
【Address or head office location】	1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi
【Effective date of reporting duty】	October 7, 2008
【Filing date】	October 15, 2008
【Total number of submitter and joint holders】	2
【Filing method】	In joint names
【Reason for submission of report on changes】	-

I. 【Matters Regarding Issuer】

Name of issuer	Nippon Sharyo, Ltd.
Security code	7102
Listed or over-the-counter	Listed
Listed financial instruments exchange	Tokyo Stock Exchange, Nagoya Stock Exchange, Inc.

II. 【Matters Regarding Submitter】

1. 【Submitter (Bulk shareholder) /1】

(1) 【Profile of submitter】

a. 【Submitter (Bulk shareholder)】

Individual or judicial person	Judicial person (Joint stock company)
Personal name or corporate name	Central Japan Railway Company
Address or head office location	1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi
Former personal name or corporate name	-
Former address or head office location	-

b. 【Individual】

Date of birth	
Occupation	
Office's name	
Office's address	

c. 【Judicial person】

Date of Incorporation	April 1, 1987
Name of representative	Masayuki Matsumoto
Title of representative	President and Representative Director
Business purposes	Transportation business, distribution business, real estate business and other businesses

d. 【Place to contact】

Place to contact and name of person in charge	Katsumi Miyazawa General Manager of the Public Relations Department
Telephone number	(052)564-2549

(2) 【Purpose of shareholding】

To ensure the cooperative relationship with the issuer and effectively promote the business association.

(3) 【Material proposals, etc.】

Not applicable.

(4) 【Breakdown of shares, etc. held by the submitter】

a. 【Number of shares, etc. held】

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment securities, etc. (shares / units)	73,522,592	-	-
Certificates of stock acquisition rights (shares)	A -	-	H -
Bonds with stock acquisition rights (shares)	B -	-	I -
Target securities covered warrants	C -	-	J -
Stock depositary receipts	-	-	-
Equity related depositary receipts	D -	-	K -
Beneficiary certificates for shares trust	-	-	-
Beneficiary certificates for equity securities trust	E -	-	L -
Bonds redeemable by target securities	F -	-	M -
Shares convertible to other company's shares, etc.	G -	-	N -
Total (shares / units)	O 73,522,592	P -	Q -
Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R -		
Number of shares, etc., with respect to which certain rights such as claim for delivery are granted between joint holders and which are to be deducted	S -		
Number of shares, etc. held (Total) (O+P+Q-R-S)	T 73,522,592		
Number of potentially held shares, etc. (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U -		

b. 【Percentage of shares, etc. held】

Total number of issued and outstanding shares (shares / units) (as of October 7, 2008)	V	146,750,129
Percentage of shares, etc. held by the above-stated submitter (%) (T/(U+V)×100)		50.10
Percentage of shares, etc. held stated in preceding report (%)		-

(5) 【Conditions concerning the acquisition or disposal of shares, etc. issued by the issuer during the last sixty (60) days】

Date	Type of shares, etc.	Number	Percentage	Whether inside or outside the market	Acquisition or disposal	Unit price (JPY)
October 7, 2008	Shares (common stock)	70,879,592	48.30%	Outside the market	Acquisition	370

(6) 【Material agreements including security agreements related to shares, etc.】

Not applicable.

(7) 【Funds for acquisition of shares, etc. held】

a. 【Breakdown of funds for acquisition】

Amount of own funds (W) (JPY1,000)	507,683
Total amount of borrowed funds (X) (JPY1,000)	26,225,449
Total amount of other funds (Y) (JPY1,000)	-
Breakdown of (Y) above	-
Total amount of funds for acquisition (JPY1,000) (W+X+Y)	26,733,132

b. 【Breakdown of borrowings】

Name (Name of branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY1,000)
Mizuho Corporate Bank, Ltd. (Head Office)	Banking	Hiroshi Saitoh	1-3-3, Marunouchi, Chiyoda-ku, Tokyo	2	10,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Tokyo Business Department)	Banking	Katsunori Nagayasu	1-1-1, Otemachi, Chiyoda-ku, Tokyo	2	10,000,000
Sumitomo Mitsui Banking Corporation (Head Office)	Banking	Masayuki Oku	1-1-2, Yurakucho, Chiyoda-ku, Tokyo	2	6,225,449

c. 【Name of the Lenders】

Name (Name of branch)	Name of representative	Location

2. 【Submitter (Bulk shareholder) /2】

(1) 【Profile of submitter】

a. 【Submitter (Bulk shareholder)】

Individual or judicial person	Judicial person (Joint stock company)
Personal name or corporate name	Nippon Sharyo, Ltd.
Address or head office location	1-1, Sambonmatsu-cho, Atsuta-ku, Nagoya, Aichi
Former personal name or corporate name	-
Former address or head office location	-

b. 【Individual】

Date of birth	
Occupation	
Office's name	
Office's address	

c. 【Judicial person】

Date of Incorporation	August 18, 1896
Name of representative	Katsuyuki Ikushima
Title of representative	President and CEO
Business purposes	Rail rolling stock and other transportation equipment business, construction equipment business, steel business, and other businesses

d. 【Place to contact】

Place to contact and name of person in charge	Hiroshi Nagata General Manager of the Management Planning Division
Telephone number	(052)882-3313

(2) 【Purpose of shareholding】

To enable the implementation of flexible capital policies.

(3) 【Material proposals, etc.】

Not applicable.

(4) 【Breakdown of shares, etc. held by the submitter】

a. 【Number of shares, etc. held】

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment securities, etc. (shares / units)	2,233,726	-	-
Certificates of stock acquisition rights (shares)	A -	-	H -
Bonds with stock acquisition rights (shares)	B -	-	I -
Target securities covered warrants	C -	-	J -
Stock depositary receipts	-	-	-
Equity related depositary receipts	D -	-	K -
Beneficiary certificates for shares trust	-	-	-
Beneficiary certificates for equity securities trust	E -	-	L -
Bonds redeemable by target securities	F -	-	M -
Shares convertible to other company's shares, etc.	G -	-	N -
Total (shares / units)	O 2,233,726	P -	Q -
Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R -		
Number of shares, etc., with respect to which certain rights such as claim for delivery are granted between joint holders and which are to be deducted	S -		
Number of shares, etc. held (Total) (O+P+Q-R-S)	T 2,233,726		
Number of potentially held shares, etc. (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U -		

b. 【Percentage of shares, etc. held】

Total number of issued and outstanding shares (shares / units) (as of October 7, 2008)	V 146,750,129
Percentage of shares, etc. held by the above-stated submitter (%) (T/(U+V)×100)	1.52
Percentage of shares, etc. held stated in preceding report (%)	-

(5) 【Conditions concerning the acquisition or disposal of shares, etc. issued by the issuer during the last sixty (60) days】

Date	Type of Shares, etc.	Number	Percentage	Whether inside or outside the market	Acquisition or disposal	Unit Price (JPY)
August 11, 2008	Shares (common stock)	1,000	0.00%	Outside the market	Acquisition	268
August 11, 2008	Shares (common stock)	132	0.00%	Outside the market	Disposal	268
August 12, 2008	Shares (common stock)	366	0.00%	Outside the market	Acquisition	262
August 13, 2008	Shares (common stock)	282	0.00%	Outside the market	Acquisition	260
August 14, 2008	Shares (common stock)	1,700	0.00%	Outside the market	Acquisition	262
August 18, 2008	Shares (common stock)	80	0.00%	Outside the market	Acquisition	348
August 19, 2008	Shares (common stock)	559	0.00%	Outside the market	Acquisition	340
August 20, 2008	Shares (common stock)	1,576	0.00%	Outside the market	Acquisition	340
August 21, 2008	Shares (common stock)	839	0.00%	Outside the market	Acquisition	339
August 22, 2008	Shares (common stock)	408	0.00%	Outside the market	Acquisition	342
August 25, 2008	Shares (common stock)	1,419	0.00%	Outside the market	Acquisition	342
August 26, 2008	Shares (common stock)	2,272	0.00%	Outside the market	Acquisition	338
August 26, 2008	Shares (common stock)	692	0.00%	Outside the market	Disposal	338
August 27, 2008	Shares (common stock)	170	0.00%	Outside the market	Acquisition	340
August 28, 2008	Shares (common stock)	501	0.00%	Outside the market	Acquisition	338
August 29, 2008	Shares (common stock)	1,623	0.00%	Outside the market	Acquisition	340
August 29, 2008	Shares (common stock)	1,840	0.00%	Outside the market	Disposal	340
September 1, 2008	Shares (common stock)	1,895	0.00%	Outside the market	Acquisition	339
September 1, 2008	Shares (common stock)	960	0.00%	Outside the market	Disposal	339
September 2, 2008	Shares (common stock)	1,193	0.00%	Outside the market	Acquisition	338
September 2, 2008	Shares (common stock)	838	0.00%	Outside the market	Disposal	338
September 3, 2008	Shares (common stock)	568	0.00%	Outside the market	Acquisition	337
September 4, 2008	Shares (common stock)	1,473	0.00%	Outside the market	Acquisition	336
September 5, 2008	Shares (common stock)	80	0.00%	Outside the market	Acquisition	332
September 5, 2008	Shares (common stock)	692	0.00%	Outside the market	Disposal	332
September 8, 2008	Shares (common stock)	2,145	0.00%	Outside the market	Acquisition	335
September 8, 2008	Shares (common stock)	912	0.00%	Outside the market	Disposal	335

September 9, 2008	Shares (common stock)	856	0.00%	Outside the market	Acquisition	334
September 9, 2008	Shares (common stock)	300	0.00%	Outside the market	Disposal	334
September 10, 2008	Shares (common stock)	1,957	0.00%	Outside the market	Acquisition	333
September 11, 2008	Shares (common stock)	1,235	0.00%	Outside the market	Acquisition	330
September 12, 2008	Shares (common stock)	563	0.00%	Outside the market	Acquisition	332
September 16, 2008	Shares (common stock)	880	0.00%	Outside the market	Acquisition	318
September 17, 2008	Shares (common stock)	665	0.00%	Outside the market	Acquisition	327
September 18, 2008	Shares (common stock)	80	0.00%	Outside the market	Acquisition	326
September 19, 2008	Shares (common stock)	1,237	0.00%	Outside the market	Acquisition	338
September 22, 2008	Shares (common stock)	1,464	0.00%	Outside the market	Acquisition	339
September 24, 2008	Shares (common stock)	2,553	0.00%	Outside the market	Acquisition	344
September 25, 2008	Shares (common stock)	320	0.00%	Outside the market	Acquisition	341
September 26, 2008	Shares (common stock)	4,052	0.00%	Outside the market	Acquisition	342
September 29, 2008	Shares (common stock)	4,437	0.00%	Outside the market	Acquisition	341
September 30, 2008	Shares (common stock)	1,644	0.00%	Outside the market	Acquisition	341
October 1 2008	Shares (common stock)	284	0.00%	Outside the market	Acquisition	339
October 1, 2008	Shares (common stock)	159	0.00%	Outside the market	Disposal	339
October 2, 2008	Shares (common stock)	2,770	0.00%	Outside the market	Acquisition	338
October 2, 2008	Shares (common stock)	5	0.00%	Outside the market	Disposal	338
October 3, 2008	Shares (common stock)	3,096	0.00%	Outside the market	Acquisition	325
October 6, 2008	Shares (common stock)	2,447	0.00%	Outside the market	Acquisition	282
October 6, 2008	Shares (common stock)	680	0.00%	Outside the market	Disposal	282
October 7, 2008	Shares (common stock)	2,480	0.00%	Outside the market	Acquisition	266
October 7, 2008	Shares (common stock)	812	0.00%	Outside the market	Disposal	266

(6) 【Material agreements including security agreements related to shares, etc.】

Not applicable.

(7) 【Funds for acquisition of shares, etc. held】

a. 【Breakdown of funds for acquisition】

Amount of own funds (W) (JPY1,000)	448,061
Total amount of borrowed funds (X) (JPY1,000)	-
Total amount of other funds (Y) (JPY1,000)	-
Breakdown of (Y) above	-
Total amount of funds for acquisition (JPY1,000) (W+X+Y)	448,061

b. 【Breakdown of Borrowings】

Name (Name of branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY1,000)

c. 【Name of the Lenders】

Name (Name of Branch)	Name of Representative	Location

III. 【Matters Regarding Joint Holder】

Not applicable.

IV. 【Matters Regarding Submitter and Joint Holders】

1. Submitter and joint holders

   Central Japan Railway Company

   Nippon Sharyo, Ltd.

2. 【Breakdown of shares, etc. held by the above-stated submitter and joint holders】

   (1) 【Number of shares, etc. held】

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment securities, etc. (shares / units)	75,756,318	-	-
Certificates of stock acquisition rights (shares)	A -	-	H -
Bonds with stock acquisition rights (shares)	B -	-	I -
Target securities covered warrants	C -	-	J -
Stock depositary receipts	-	-	-
Equity related depositary receipts	D -	-	K -
Beneficiary certificates for shares trust	-	-	-
Beneficiary certificates for equity securities trust	E -	-	L -
Bonds redeemable by target securities	F -	-	M -
Shares convertible to other company's shares, etc.	G -	-	N -
Total (shares / units)	O 75,756,318	P -	Q -
Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R -		
Number of shares, etc., with respect to which certain rights such as claim for delivery are granted between joint holders and which are to be deducted	S -		
Number of shares, etc. held (Total) (O+P+Q-R-S)	T 75,756,318		
Number of potentially held shares, etc. (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U -		

   (2) 【Percentage of shares, etc. held】

Total number of issued and outstanding shares (shares / units) (as of October 7, 2008)	V	146,750,129
Percentage of shares, etc. held by the above-stated submitter (%) (T/(U+V)×100)		51.62
Percentage of shares, etc. held stated in preceding report (%)		-

(3) 【Breakdown of percentage of shares, etc. jointly held】

Name(s) of submitter and joint holders	Number of shares etc. held (total) (shares / units)	Percentage of shares etc. held (%)
Central Japan Railway Company	73,522,592	50.10
Nippon Sharyo, Ltd.	2,233,726	1.52
Total	75,756,318	51.62

Attachment 5

Early Repayment of Long-term Payables (by Transferring Obligation)

On September 22, 2008, JR Central's Board of Directors officially approved an agreement to transfer the obligation of long-term payables repayment in the following manner.

1. Reason

To reduce long-term payables and strengthen financial status

2. Summary of Early Repayment

(1) Amount of transferred principal: ¥74.8 billion

(2) Method of transfer: Debt assumption agreement

(3) Appropriation for non-operating expenses accompanying the transfer: Approximately ¥28.4 billion (loss related to debt assumption)

(4) Date of execution: October 2008 (planned)

3. Other

Expenses produced in connection with the transfer were accounted for in the earnings forecast for FY ending March 31,2009 (both consolidated and non-consolidated basis) that has already been announced, so no revisions to the earnings forecast attributed to the transfer have been made.

[TRANSLATION]

October 22, 2008

To: Whom it may concern:

Company Name: Central Japan Railway Company

Name of Representative: Masayuki Matsumoto
President and Representative Director

(Code No. 9022, First Sections of TSE, OSE and NSE)

Contact Person: Katsumi Miyazawa
General Manager of the Public Relations Department
(Tel. 052-564-2549)

Early Repayment of Long-term Payables (Determination of Amount)

With respect to the "Early Repayment of Long-term Payables (by Transferring Obligation)" disclosed on September 22, 2008, the amount was determined, as follows:

Amendments are underlined.

(Disclosed materials as of September 22, 2008, extract)

> Appropriation for non-operating expenses accompanying the transfer:
> Approximately ¥28.4 billion (loss related to debt assumption)

(Amendments as a result of determination of the amount)

> Appropriation for non-operating expenses accompanying the transfer:
> ¥29.0 billion (loss related to debt assumption)

End of Document

END